FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: October 3, 2005

By:_ “Shane Ellis”_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

                                  Media Contacts

                                     US Investor Relations

Bruce Rowlands

                      Eliza Walsh / Emily Brunner

Tim Clemensen

Senior Vice President

                      Mansfield Communications

    Rubenstein & Co.

(416) 798-1200 ext. 338                                   (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

                      eliza@mcipr.com / emily@mcipr.com

tim@rir1.com

LORUS PUBLISHES RESULTS OF CLINICAL ASSAY DEVELOPMENT FOR

GTI-2040 and GTI-2501

– Assay important to clinical and commercial interests –

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, October 3, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that scientists at Lorus have published the results of assay development studies in human blood samples for the company’s antisense drugs currently in Phase II clinical trials.

The results appear in an article titled, “Optimization of the PAXgeneTM blood RNA extraction system for gene expression analysis of clinical samples”, which was published in the September issue (Volume 19, issue 5, pages 182-188) of the Journal of Clinical Laboratory Analysis. The article also appears online.

Important elements in the development of gene-based therapeutics are the demonstration of target down-regulation and the correlation of target effects with drug efficacy.  To this end, Lorus has developed a highly sensitive assay for measuring target gene expression in patient blood samples. To standardize blood collection and improve sample preparation and quality, Lorus evaluated and optimized a newly available commercial blood collection system, PAXgeneTM, specifically designed for this purpose.  The results of this study are summarized in the published report and the modified blood collection protocol has been incorporated into all ongoing clinical trials.

Lorus has developed two antisense drugs, GTI-2040 and GTI-2501, targeting R2 and R1, respectively. These drugs have demonstrated target gene down-regulation and anticancer activity in preclinical models of cancer and are currently being evaluated in a total of eight clinical trials against a range of cancer indications, including kidney cancer, breast cancer, hormone refractory prostate cancer (HRPC), non-small cell lung cancer (NSCLC), acute myeloid leukemia (AML), colorectal cancer and a variety of solid tumors. The lead antisense drug, GTI-2040, is currently being evaluated in a Phase II clinical trial program sponsored by and coordinated through the U.S. National Cancer Institute (NCI).

“The NCI-sponsored Phase II clinical trial program provides us with an excellent opportunity to assess target gene expression in a large number of patient samples. These data will provide very valuable information regarding how our antisense drugs function in the clinical setting. Additionally, the development of this assay is an important accomplishment as Lorus considers partnerships and commercialization interests with GTI 2040,” said CEO Dr. Jim Wright.

Antisense molecules represent a unique class of drug candidates that specifically target genes whose expression is either aberrant in disease cells or is a prerequisite for disease progression.  Lorus has identified two genes, R1 and R2, that are anticancer targets. The products of these genes are components of ribonucleotide reductase, a complex that is essential for DNA synthesis.  The expression of R1 and R2 has been correlated with tumor growth, malignant progression and chemotherapy resistance.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies and a Phase I clinical trial in the U.S. has been successfully completed. GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer

Institute (NCI) under which GTI-2040 is being tested in combination with chemotherapy in six different clinical trials. All six of these trials have been initiated. , a Phase II study of GTI 2040 in combination with chemotherapy for the treatment of renal cell carcinoma was recently completed. In this study of late stage patients, 52% of the patient population displayed disease stabilizations with few unexpected side effects and tumor regressions were observed in some patients.

Forward-Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.